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[LOGO]  CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release


    WEST ZONE DEVELOPMENT OF THE JOE MANN MINE: ONGOING WORK CONFIRMS RESULTS
                             OF EXPLORATION PROGRAM

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MONTREAL, OCTOBER 9, 2003 - CAMPBELL RESOURCES INC. (TSX-CCH, OTCBB-CBLRF) is
pleased to announce that work currently underway in the West Zone, at level 2925, confirms previously announced second quarter drilling program results (ref: July 2, 2003 press release).

Since mid-September 2003, 172 feet of drift has been driven at level 2925 in the gold structure. To date, the average width of the exposed structure is 9.1 feet and has yielded 1,300 tons grading an average of 0.342 oz Au/t. In the last 92 feet, the average width of the structure is 12.1 feet and grading an average of
0.564 oz Au/t.

Based on information gathered from the drilling programs, the drift could be extended westwards a further 175 feet. The zone remains open to the west.

Development in the mineralized zone will continue with production expected in this sector to begin in early 2004.

Moreover, the drilling program, which was suspended in early June 2003, resumed in late September 2003. The objectives of this program are the evaluation of the continuity of this gold structure between levels 2925 and 3450 and the confirmation of the extension to the west. Should the results be conclusive, development in these new sectors could begin in 2004.

Calculations of the West Zone undiluted mineral resources, as reported in the July 2, 2003 press release, using data generated by various drilling programs estimated the mineral resources to be :

Measured mineral resources:    67,800 tons grading an average of 0.467 opt Au
                               (31,660 oz Au)

Indicated mineral resources:  130,800 tons grading an average of 0.379 opt Au
                               (49,570 oz Au)

Inferred mineral resources:   253,700 tons grading an average of 0.373 opt Au
                               (94,630 oz Au)

Campbell Resources also announces that thermal fragmentation operations began this week, one month later than expected mainly due to mechanical difficulties with the drilling equipment, which have now been overcome. First extractions by thermal fragmentation have been realized and concrete results should become available in the coming weeks.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Information disclosed was prepared by Jean Tanguay, Chief Geologist at the Joe Mann Mine.

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Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.
Andre Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com

Alain Blais,
Vice-President, Geology and Development
Tel: 418-748-7691
Fax: 418-748-7696
ablais@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com